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Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-15

POLYMET SUBMITS PERMIT TO MINE APPLICATION TO MINNESOTA DEPARTMENT OF NATURAL RESOURCES

MINE WASTE MANAGEMENT, WETLAND REPLACEMENT AND FINANCIAL ASSURANCE ARE FOCUS

St. Paul, Minn., November 3, 2016 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – announced today that its wholly owned subsidiary, Poly Met Mining, Inc. (together “PolyMet” or the “Company”) submitted its Permit to Mine application to the Minnesota Department of Natural Resources (DNR).

The Permit to Mine is one of several major permits required to construct and operate the NorthMet copper-nickel-precious metals project located in northeastern Minnesota. The application is the last of the major permit applications, following submission of water-related and air quality permit applications to the Minnesota Pollution Control Agency (PCA) and DNR during the summer.

The more than 15,000-page Permit to Mine application details the methods and controls PolyMet proposes to use to mine and process ore in an environmentally responsible and safe manner, plans to mitigate environmental impacts, and financial assurance to cover the costs of reclamation, closure and post-closure in compliance with state law.

“This application is the product of more than a decade of independent and peer-reviewed scientific studies and analysis. It reflects the culmination of thousands of hours of meticulous work by the PolyMet team and our consultants and advisors,” said Jon Cherry, president and CEO. “It demonstrates in detail the numerous steps we would take to ensure the mine operates in an environmentally responsible and safe manner, meets the high standards and expectations we and others have set for the project, and that there will be funds set aside to ensure that taxpayer dollars will not be needed for reclamation.”

In conjunction with the air- and water-related permit applications that were submitted during the summer, the Permit to Mine application provides details of various aspects of the construction, mining, processing, and ultimate closure.

The NorthMet Project is estimated to require approximately two million hours of construction labor and would create approximately 360 long-term jobs. An independent economic impact analysis has estimated an annual impact of $515 million in St. Louis County. Before the formal permit application process started in April 2016, the NorthMet Project underwent more than a decade of environmental review, culminating in the state’s EIS adequacy decision in March 2016.

There are three main areas of focus of the Permit to Mine application:

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Mine waste management: the application explains how PolyMet would design, manage, and monitor mining, waste rock and tailings facilities throughout active mine operations and closure. It details the robust engineering controls PolyMet developed based on more than ten years of extensive analysis and modeling. These controls include stockpile liners, containment systems, drainage and dust control systems, water treatment facilities and other means for ensuring compliance with state and federal regulations.

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Wetlands protection and replacement: the application provides plans to protect wetlands as well as replacement and mitigation for the wetlands the project would directly impact. This includes plans for restoring, maintaining and monitoring wetlands, as well as monitoring all wetlands near the project that could be indirectly affected by operations.

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Financial assurance: the application outlines bankruptcy-proof financial assurance that PolyMet would provide to ensure the state can close and reclaim the site even if, for any reason, the company were unable to do so.

State law requires an annually updated contingency reclamation plan and cost estimate that describes closure and post-closure activities that would be necessary if operations were to cease within the next year. The NorthMet Project’s first year of activity is construction, for which the reclamation cost estimate is $12 million. PolyMet also provided projections for the second year of construction and first year of operation, which are $44 million and $197 million, respectively.

The projections reflect progressively greater reclamation cost as the project footprint expands and the need for long-term water treatment becomes necessary for the project.

PolyMet proposes to use a mix of financial assurance instruments comprising surety bonding, irrevocable letters of credit, and a trust fund in accordance with Minnesota Rules. The mix would evolve over time, and would be supplemented by PolyMet with environmental insurance as necessary. In aggregate, the total amount of financial assurance available at any time would equal the estimated cost of the reclamation plan, applicable at that time, in compliance with state law. This would include water treatment.

Following the process laid out in the April 19, 2016 pre-application public meeting in Aurora, Minnesota, permit applications will be posted on www.mn.gov/polymet. The website also provides information about the permitting process for the DNR and the PCA.

PolyMet also announced the retirement of William Murray from PolyMet’s board of directors. Bill joined PolyMet as a director and CEO in early 2003. He served as executive chairman from February 2008 until December 2010 and chaired and held positions on several board committees. One of his most significant contributions was targeting the acquisition of the Erie Plant, which was incorporated into the definitive feasibility study in 2006 and continues to be the cornerstone to the development of the project and Company.

“It has been an instructive and rewarding experience working with Willi over the last 13 years. The Company would not be where it is today without his guidance and leadership. On behalf of the board of directors and the Company, we express our sincere appreciation for his many years of service and wish him well in his retirement,” said Ian Forrest, chairman of the board.

Cherry added, “The foresight and strategic vision that Bill identified many years ago of repurposing existing taconite processing facilities in northern Minnesota for the state’s first copper-nickel mine has laid the groundwork for the future of mining in Minnesota. We are proud to be moving forward on this vision and look forward to responsibly developing and producing the metals that we use every day.”

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability and timeline to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2016 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2016, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.